SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2006	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

NOTICE OF INTENTION
TO MAKE
A NORMAL COURSE ISSUER BID

Copies of this document may be obtained on request without charge from Computershare Trust Company of Canada at our toll-free number (1-800-561-0934) or by e-mail at bce@computershare.com . Alternatively, you may request a copy at one of the following addresses:

P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Material Requests	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Material Requests	OR	650 de Maisonneuve West Suite 700 Montreal, Quebec H3A 3S8 Attention : Material Requests

1.	Name of Issuer and Shares Sought

BCE Inc. (“BCE”), a corporation incorporated under the Canada Business Corporations Act, intends to purchase for cancellation from time to time, if BCE considers it advisable, by way of a Normal Course Issuer Bid (the “Bid”) up to a maximum of 46,000,000 BCE Common Shares, being approximately 5% of the aggregate of the 927,321,825 outstanding Common Shares as at January 16, 2006.

2.	Duration

Common Shares may be purchased pursuant to the Bid from February 3, 2006 until the earlier of February 2, 2007 and the date upon which BCE has either acquired the maximum number of Common Shares specified above or otherwise decided not to make any further purchases.

3.	Method of Acquisition

All purchases of Common Shares pursuant to the Bid will be made in the discretion of BCE’s management and will be made on the open market through the facilities of The Toronto Stock Exchange (the “TSX”) or the New York Stock Exchange from time to time. Purchase and payment for the Common Shares will be made in accordance with the requirements of such exchanges.

BCE and any vendor of the Common Shares may be required to pay commissions to their respective brokers with respect to the purchase and sale of the Common Shares.

During the period that the Bid is outstanding, BCE does not intend to make purchases of its Common Shares pursuant to the Bid (other than by way of exempt offer) other than by means of open market transactions.

4.	Consideration Offered The price which BCE will pay for the Common Shares acquired pursuant to the Bid will be the market price of such Common Shares at the time of acquisition.

5.

Reasons for the Bid

As a result of transactions which have recently been completed, BCE has funds available for which the purchase of Common Shares represents an appropriate use of corporate funds in light of potential benefits to remaining shareholders.

6.

Valuation

The directors and officers of BCE, after reasonable enquiry, are not aware of any independent or material non-independent appraisal or valuation regarding BCE, its material assets or securities prepared within the two years preceding the date hereof.

7.	Previous Purchases In the past twelve months, BCE has not purchased any Common Shares.

8.	Persons Acting Jointly or in Concert with BCE To the best knowledge of BCE, no person is acting jointly or in concert with BCE in connection with the Bid.

9.

Acceptance by Insiders, Affiliates and Associates

Except as set out below, to BCE’s knowledge, after reasonable enquiry, none of its directors, senior officers or any associate of any such persons, or person acting jointly or in concert with BCE or any person holding 10% or more of any class of equity securities of BCE currently intends to sell Common Shares of BCE during the course of the Bid. If any director, senior officer, or any of their associates or person acting jointly or in concert with BCE or any person holding 10% or more of any class of equity securities of BCE chooses to dispose of some or all of his, her or its Common Shares by selling such Common Shares in the open market during the course of the Bid, it may be that some or all of the Common Shares so sold will be acquired by BCE.

There is, however, no arrangement whereby BCE will accord any preference in respect of Common Shares held by any such persons nor is there any benefit, direct or indirect, to any such persons which is not equally available to any shareholder who sells (or retains) his Common Shares. BCE has no contracts, arrangements or understandings, formal or informal, with any of its security holders or any other persons related to the proposed purchases.

The following senior officers of BCE have indicated that they or their associates intend or may sell Common Shares of BCE during the course of the Bid:

Alek Krstajic
Martine Turcotte
Mahes S. Wickramasinghe

10.

Material Changes in the Affairs of the Issuer

There are no material changes or present plans or proposals for material changes in the affairs of BCE, other than as disclosed in this Notice or as previously disclosed to the public.

11.

Certificate

The purchase of the Common Shares in accordance with the terms set out in this Notice has been authorized by the Board of Directors of BCE. The undersigned, authorized by the Board of Directors of BCE, hereby certifies that the information contained in this Notice is complete, accurate and in compliance with Part 6 of the Rules and Policies of the TSX . This Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

(signed) Michael Sabia
Michael Sabia President and Chief Executive Officer
February 1, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Siim A. Vanaselja
Siim A. Vanaselja Chief Financial Officer
Date: February 10, 2006